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FORM 3
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U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940
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
1. Name and Address of    2. Date of Event        4.  Issuer Name and Ticker or Trading Symbol
   Reporting Person*         Requiring
                             Statement                Universal Money Centers, Inc.
                             (Month/Day/Year)

                             May, 1995
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(Last)(First)(Middle)     3. IRS or Social        5.  Relationship of Reporting   6.  If Amendment, Date
                             Security Number          Person to Issuer (Check         of Original
                             of Reporting Person      all applicable)                 (Month/Day/Year
                             (Voluntary)
Windhorst, Dave A.                                    __ Director    __10% Owner

                                                       X Officer     __ Other
                                                      ---
                                                (give title below)  (specify below)

                                                      President



--------------------------                                                      -------------------------------
        (Street)                                                                  7. Individual or
                                                                                     Joint/Group
6800 Squibb Road                                                                     Filing (Check
                                                                                     applicable Line)


                                                                                   X  Form filed by One
                                                                                  --- Reporting Person
                                                                                   __ Form filed by More than
                                                                                      One Reporting Person
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(City)  (State)  (Zip)             Table 1 - Non-Derivative Securities Beneficially Owned
Shawnee,  KS     66202
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1.  Title of Security     2.  Amount of           3.  Ownership          4.  Nature of Indirect
                              Securities              Form:  Direct          Beneficial Ownership
                              Beneficially Owned      (D) or Indirect        (Instr. 5)
                              (Inst. 4)               (I) (Instr. 5)
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Common Stock                  171,882                 D
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*  If the Form is filed by more than one Reporting Person, see instruction 5(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   (Print or Type Responses)                                                                  PAGE 1 OF 2 PAGES


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FORM 3 (cont'd.) Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.  Title of           2.  Date exer-    3.  Title and       4. Conver-      5. Ownership   6.  Nature of
    Derivative             cisable and       Amount of          sion or         Form of         Indirect
    Security               Expiration        Securities         Exercise        Derivative      Beneficial
    (Inst. 4)              Date (Month/      Underlying         Price of        Security:       Ownership
                           Day/Year)         Derivative         Derivative      Direct (d)      (Instr.5)
                                             Security           Security        or Indirect
                                             (Inst. 4)                          (I) (Instr. 5)

                       --------------------------------------
                       Date      Expira-            Amount
                       Exer-     tion      Title    or
                       cisable   Date               Number
                                                    of Shares
                       --------------------------------------
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Explanation of Responses: Due to serious financial problems, the Issuer has not filed periodic reports with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") since April 30, 1987. During this period, Pamela A. Glenn, an executive officer of the Issuer, did not file reports with the SEC under Section 16 of the Exchange Act.  The
Issuer and Ms. Glenn are filing reports under the Exchange Act on this date in order to bring their reports up-to-date.


** Intentional misstatements or omissions of facts           /s/ Dave A. Windhorst  April 26, 1999
   constitute Federal Criminal Violations                    ---------------------  --------------
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                    Dave A. Windhorst           Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is
insufficient, See Instruction 6 for procedure.                                       PAGE 2 OF 2 PAGES


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